United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

NOTICE TO SHAREHOLDERS

ORDINARY GENERAL ASSEMBLY

RECOMMENDATION OF CANDIDATE FOR THE FISCAL COUNCIL

BY PREFERENTIAL MINORITY SHAREHOLDERS

VALE SA (“Vale” or “Company”) announces that it has received from Geração Futuro L. Par. Fundo de Investimento em Ações, from Vic Distribuidora de Títulos and from Mr. Victor Adler, in their capacity as minority holders of preferential shares in Vale, a recommendation for the appointment of Mr. RAPHAEL MANHÃES MARTINS as a candidate for permanent member of Vale’s Fiscal Council, to run for election separately, under the legislation in force, at the Annual General Meeting to be held on 25.04.2016.

Said holders of Vale preferential shares declared that Mr. RAPHAEL MANHÃES MARTINS is (i) a lawyer, registered with the Bar Association of Brazil (Rio de Janeiro chapter), and a partner of the Faoro & Fucci law firm (since 2010) ( ii) Titular member of the non-Executive Board of Directors of Eternit SA (in 2015/2016), (iii) Titular member of Vale’s Fiscal Council (in 2015/2016) and also of Light SA (2014-2016) and has held with the latter the position of Alternate Member of the Fiscal Council (in 2012/2013). Said candidate was also a member of the Fiscal Council of Embratel Participações SA (in 2014), and also held the position of Alternate Member of the Fiscal Council (in 2010/2011 and 2012-2014) with that company. He was a professor at the Federal University of the State of Rio de Janeiro (in 2010) and at Rio de Janeiro State University (2007-2009).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 4, 2016		Director of Investor Relations